UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Execution of a Material Definitive Agreement

On January 5, 2023, Powerbridge Technologies (“Powerbridge” or the “Company”) entered into an equity transfer agreement (the “Agreement”) with a shareholder of SmartConn., Limited (“SmartConn” or the “Target Company”) pursuant to which the Company agrees to purchase 31% equity of the Target Company at 90% of the appraisal price (the “Acquisition”). The consideration of the Acquisition will be paid in the form of 114,899,222 newly issued shares of the Company. The acquisition is expected to close on January 18, 2023.

The Company will hold an aggregate of 50.99% equity interest of the Target Company following the closing of the Acquisition and the previous acquisition of 19.99% equity interest of the Target Company in January 2022, which the Company disclosed on Form 6-K filed with the Securities and Exchange Commission on January 18, 2022.

SmartConn wholly controls Shanghai Stamp Technology Co., Ltd. (“Stamp Technology”). Stamp Technology mainly engaged in distributed database blockchain, cryptocurrency DAPP development and web 3.0 application in the industry. By acquiring SmartConn, Powerbridge intend to incorporate its blockchain technology and web 3.0 know how application to further elevate Powerbridge’s product development ability.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and that are subject to the safe harbor created by those sections. Statements that are not historical are forward-looking and reflect expectations and assumptions. Forward-looking statements are based on our current expectations of future events, and often can be identified in this report and elsewhere by using words such as “expect”, “strive”, “looking ahead”, “outlook”, “guidance”, “forecast”, “goal”, “optimistic”, “anticipate”, “continue”, “plan”, “estimate”, “project”, “believe”, “should”, “could”, “will”, “would”, “possible”, “may”, “likely”, “intend”, “can”, “seek”, “potential”, “pro forma” or the negative thereof and similar expressions or future dates. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 18, 2023

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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